Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Miragen Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑217084) on Form S-3 and (Nos. 333‑216112 and 333-223672) on Form S-8 of Miragen Therapeutics, Inc. of our report dated March 14, 2019 with respect to the consolidated balance sheets of Miragen Therapeutics, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements) which report appears in the December 31, 2018 annual report on Form 10‑K of Miragen Therapeutics, Inc.

/s/ KPMG LLP
Denver, Colorado
March 14, 2019